Exhibit 99.1

NewcelX Reports Peer-Reviewed Publication Supporting Mazindol IR/SR and Advances CVR Monetization Strategy

Publication strengthens scientific positioning as Company progresses strategic discussions related to CVR-linked asset

Zurich, Switzerland — February 12, 2026 — NewcelX Ltd. (“NewcelX” or the “Company”) (Nasdaq: NCEL), a clinical-stage biopharmaceutical company advancing stem-cell-derived therapies for Type 1 Diabetes and advancing innovative therapies for central nervous system (CNS) today announced the publication of a comprehensive peer-reviewed scientific review entitled, “Mazindol Immediate-Release/Sustained-Release (IR/SR): A 50-Year Legacy of Multifaceted Mechanisms and Emerging Therapeutic Potential,” in Clinical Drug Investigation, a Springer Nature journal. The article is available at: https://doi.org/10.1007/s40261-025-01510-2.

The peer-reviewed publication represents a significant inflection point in the strategic positioning of Mazindol ER under NewcelX’s Contingent Value Right (CVR) framework pursuant to which CVR holders have the right to additional payments based on the proceeds received by NewcelX in the event of the disposition of certain legacy assets.

The publication in a leading scientific journal provides independent third-party validation of the asset’s clinical and mechanistic profile, materially strengthening its positioning in active licensing and acquisition discussions. Management believes this external validation meaningfully enhances buyer confidence, accelerates diligence processes, and supports value recognition in ongoing negotiations.

NewcelX confirmed that it is currently engaged in advanced discussions with multiple counterparties evaluating potential licensing and acquisition transactions for Mazindol ER. These discussions are being conducted within a structured competitive framework designed to optimize transaction terms and maximize CVR value realization.

The Company’s objective remains clear: to execute a strategic transaction that crystallizes the intrinsic value of Mazindol ER and delivers measurable returns to CVR holders and shareholders.

This milestone publication reinforces the strong scientific foundation behind Mazindol ER and highlights more than 20 years of dedicated research supporting its development. With intellectual property dating back to 2006, Mazindol ER represents a differentiated, de-risked CNS asset targeting large and underserved markets, including narcolepsy, ADHD, and substance use disorders.

NewcelX believes that the peer-reviewed publication by an international group of experts significantly enhances the visibility, credibility, and long-term commercial potential of the program, further strengthening NewcelX’s CNS pipeline and strategic positioning.

“This milestone publication marks the culmination of over two decades of research,” said Dr. Eric Konofal, Head of NewcelX’s DOXA Program. “It reflects the sustained scientific commitment to advancing Mazindol ER as a novel therapeutic option in CNS disorders.”

“Our priority is to convert the scientific strength of Mazindol ER into strategic and financial outcomes,” said Ronen Twito, Executive Chairman & CEO of NewcelX. “We believe that the peer-reviewed publication materially strengthens our negotiating position as we advance structured discussions with interested parties focused on unlocking the full commercial potential of this asset”.

About NewcelX

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the company’s lead program, IsletRx, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes that integrates cell therapy, immune protection, and translational science to address critical unmet medical needs.

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Website: www.newcelx.com

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses how it is currently engaged in advanced discussions with multiple counterparties evaluating potential licensing and acquisition transactions for Mazindol ER, maximizing CVR value realization, executing a strategic transaction that crystallizes the intrinsic value of Mazindol ER and delivers measurable returns to CVR holders and shareholders, the visibility, credibility, and long-term commercial potential of the program, further strengthening NewcelX’s CNS pipeline and strategic positioning, converting the scientific strength of Mazindol ER into strategic and financial outcomes and its belief that the peer-reviewed publication materially strengthens its negotiating position as it advances structured discussions with interested parties focused on unlocking the full commercial potential of Mazindol ER. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; legislative changes; delays in developing or introducing new technologies, products, or applications; and competitive pressures that could reduce market share or pricing. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX, including under the heading “Risk Factors” in its proxy statement/prospectus filed with the SEC on November 6, 2025.

Investor & Media Contacts

Sarah Bazak, Investors relations
InvestorRelations@newcelx.com